Form U-6B-2 Schedule 1
Pepco Holdings, Inc. and Subsidiaries Quarter Ended December 31, 2002
	Issued during Quarter		Balance at End of Quarter
Company	Common Stock	External Long-Term Debt	Long-Term Promissory Notes	Short-Term Promissory Notes	Money Pool Advances (1)	External Short-term Debt	Capital Contributions Received

ATE Investment, Inc.	*	*	*	*	*	*	*
Atlantic Southern Properties, Inc.	*	*	*	*	*	*	*
Conectiv Properties and Investments, Inc.	*	*	*	*	*	*	*
Potomac Capital Investment Corporation(2)	*	*	*	*	*	*	*
(1) Money pool interest rate at end of quarter = 2.155%
(2) Long-term promissory notes issued to Edison Capital Reserves Corporation, an associate company. Interest rate is *. Maturity is *.
*Confidential treatment requested.